Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of December 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


    News release

    February 13, 2004

    TELUS Corporation - NOTICE OF CASH DIVIDEND

    NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifteen cents ($0.15) Canadian per share on the issued and outstanding Common shares and fifteen cents ($0.15) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2004 to holders of record at the close of business on March 11, 2004.

    By order of the Board

    James W. Peters
    Executive Vice-President
    Corporate Affairs and Chief General Counsel


    Vancouver, British Columbia
    February 11, 2004


    For further information:
    Investor Relations, (780) 493-7345, ir(at)telus.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated  February 13, 2004
						TELUS Corporation



						____James W. Peters____
						Name:  James W. Peters
						Title:  Corporate Secretary